

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Mr. Eirik Ubøe
Chief Financial Officer
DHT Holdings, Inc.
26 New Street
St. Helier, Jersey, JE23RA
Channel Islands

> **Re:** **DHT Holdings, Inc.**
> **Form 20-F for the Year Ended December 31, 2009**
> **File No. 001-32640**

Dear Mr. Ubøe

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief